FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 1, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

01 August 2014

The Royal Bank of Scotland Group plc - G-SIB Indicators Disclosure
The Basel Committee on Banking Supervision ('BCBS') is conducting a data collection exercise as part of the methodology to assess the systemic importance of banks in a global context, as outlined in the July 2013 document ' Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement'. The Royal Bank of Scotland Group plc ('RBS') is assessed as a global systemically important bank ('GSIB'). The indicators selected by BCBS reflect the size of banks, their interconnectedness, the lack of readily available substitutes or financial institution infrastructure for the services they provide, their global (cross-jurisdictional) activity and their complexity.

The PRA has requested us to publish the full template containing data as of and for the year ended 31 December 2013, based on the 2014 guidance and related FAQs issued by the BCBS. This data has also been submitted to BCBS and will be used to determine the relevant GSIB buffer applicable to RBS when implemented in 2016.

This information was made available on the RBS website at the close of business on 31st July 2014, via the following link:
http://www.investors.rbs.com/results-centre/archived-group-results/2014.aspx

Summary
The 12 summary indicators at 31 December 2013 and basis of preparation are set out below.

Category	Individual indicator	Note	Indicator £m	Indicator €m
Size	Total exposure as defined BCBS leverage ratio guidance issued in January 2014	a	1,162,209	1,394,038 1,394,038
Inter-connectedness	Intra-financial system assets	b	173,412	208,003
	Intra-financial system liabilities		165,925	199,022
	Securities outstanding	c	117,370	140,782
Substitutability / financial system infrastructure	Payment activity	d	39,556,478	47,446,897
	Assets under custody	e	51,287	61,517
	Underwritten transactions in debt and equity markets	f	96,243	115,441
Complexity	Notional amount of over-the-counter derivatives	g	38,180,016	45,795,869
	Trading and available-for-sale securities	h	31,734	38,064
	Level 3 assets	i	6,761	8,110
Cross-jurisdictional activity	Cross-jurisdictional claims	j	384,301	460,958
	Cross-jurisdictional liabilities	k	289,006	346,655

Notes:
a
Based on December 2012 version of the Basel III monitoring exercise. The exposure above differs slightly from the leverage exposure included in RBS's 2013 Annual Report and Accounts (ARA) which reflects guidance in the proposal issued by the BCBS.

b	Relates to transactions with financial institutions; the components are over-the-counter derivatives, including potential future exposures, funds deposited and undrawn committed lines.
c	Carrying value of securities issued, generally as reflected in the 2013 ARA.
d
Payments made in the year by currency; includes correspondent banking but excludes intra-group transactions. This data is not part of RBS's financial or regulatory reporting systems and processes and is therefore not possible to validate against other information. The data is primarily sourced from SWIFT.

e	Based on client money assets, as reported in CMAR returns for UK legal entities and similar information for the rest of RBS.
f	Transactions underwritten by RBS during 2013, sourced from industry standard deal platform.
g	Includes OTCs derivatives cleared through central counterparties as well as those settled bilaterally, as published in the 2013 ARA.
h
Reflects balances reported in 2013 accounts adjusted for offsetting of securities that meet the definition of Level 1 and Level 2 (after haircuts) as per BCBS definition relating to liquidity coverage ratio.

i	Based on level 3 as defined in IFRS 13 'Fair value measurements' as reflected in 2013 ARA.
j	Based on the for Bank of England country exposures statistical return.
k	Based on the for Bank of England country exposures statistical return for UK legal entities and similar information for the rest of RBS.

GSIB template
The full template is set out below:
General bank data
Section 1: General Information
(1) Reporting date	31 December 2013
(2) Reporting currency and unit	GBP million unless otherwise stated
(3) Euro conversion rate	1.199472232
(4) Accounting standard	IFRS
(5) Location of public disclosure	www.investors.rbs.com/results-centre/archived-group-results/2014.aspx
Size indicator
Section 2: Total exposures
a. Counterparty exposure of derivatives contracts (method 1)	54,224
b. Gross value of securities financing transactions (SFTs)	117,071
c. Counterparty exposure of SFTs	19,117
d. Other assets	674,034
(1) Securities received in SFTs that are recognised as assets	0
e. Total on-balance sheet items (sum of items 2.a, 2.b, 2.c, and 2.d, minus 2.d.(1))	864,446
f. Potential future exposure of derivative contracts (method 1)	127,976
g. Notional amount of off-balance sheet items with a 0% CCF	62,273
(1) Unconditionally cancellable credit card commitments	27,053
(2) Other unconditionally cancellable commitments	35,220
h. Notional amount of off-balance sheet items with a 20% CCF	16,389
i. Notional amount of off-balance sheet items with a 50% CCF	145,304
j. Notional amount of off-balance sheet items with a 100% CCF	18,045
k. Total off-balance sheet items (sum of items 2.f, 2.g, and 2.h through 2.j, minus 0.9 times the sum of items 2.g.(1) and 2.g.(2))
313,941
l. Entities consolidated for accounting purposes but not for risk-based regulatory purposes:
(1) On-balance sheet assets	366
(2) Potential future exposure of derivatives contracts	0
(3) Unconditionally cancellable commitments	0
(4) Other off-balance sheet commitments	0
(5) Investment value in the consolidated entities	111
m. Regulatory adjustments	16,433
Total exposures indicator (sum of items 2.e, 2.k, 2.l.(1), 2.l.(2), 0.1 times 2.l.(3), 2.l.(4), minus the sum of items 2.l.(5) and 2.m)	1,162,209

Interconnectedness indicators
Section 3: Intra-financial system assets
a. Funds deposited with or lent to other financial institutions	62,446
(1) Certificates of deposit	4
b. Undrawn committed lines extended to other financial institutions	17,378
c. Holdings of securities issued by other financial institutions:
(1) Secured debt securities	4,640
(2) Senior unsecured debt securities	3,941
(3) Subordinated debt securities	547
(4) Commercial paper	16
(5) Stock (including par and surplus of common and preferred shares)	2,948
(6) Offsetting short positions in relation to the specific stock holdings included in item 3.c.(5)	165
d. Net positive current exposure of securities financing transactions with other financial institutions	2,628
e. Over-the-counter (OTC) derivatives with other financial institutions that have a net positive fair value:
(1) Net positive fair value (include collateral held if it is within the master netting agreement)	7,850
(2) Potential future exposure	71,183
Intra-financial system assets indicator (sum of items 3.a, 3.b through 3.c.(5), 3.d, 3.e.(1), and 3.e.(2), minus 3.c.(6))
173,412
Section 4: Intra-financial system liabilities
a. Deposits due to depository institutions	35,016
b. Deposits due to non-depository financial institutions	54,569
c. Undrawn committed lines obtained from other financial institutions	4,943
d. Net negative current exposure of securities financing transactions with other financial institutions	1,473
e. OTC derivatives with other financial institutions that have a net negative fair value:
(1) Net negative fair value (include collateral provided if it is within the master netting agreement)	14,482
(2) Potential future exposure	55,442
Intra-financial system liabilities indicator (sum of items 4.a through 4.e.(2))	165,925
Section 5: Securities outstanding
a. Secured debt securities	16,795
b. Senior unsecured debt securities	47,164
c. Subordinated debt securities	24,012
d. Commercial paper	1,583
e. Certificates of deposit	2,277
f. Common equity	20,972
g. Preferred shares and any other forms of subordinated funding not captured in item 5.c.	4,567
Securities outstanding indicator (sum of items 5.a through 5.g)	117,370

Substitutability/Financial Institution Infrastructure Indicators

Section 6: Payments made in the reporting year (excluding	Reported in	Amount in millions of the specified currency
Intra-group payments)
a. Australian dollars	AUD	AUD 984,171	609,480
b. Brazilian real	BRL	BRL 85	25
c. Canadian dollars	CAD	CAD 862,885	536,092
d. Swiss francs	CHF	CHF 567,421	391,446
e. Chinese yuan	CNY	CNY 1,746,992	181,778
f. Euros	EUR	EUR 6,779,317	5,757,403
g. British pounds	GBP	GBP 19,230,405	19,230,405
h. Hong Kong dollars	HKD	HKD 4,490,031	370,322
i. Indian rupee	INR	INR 2,469,253	27,083
j. Japanese yen	JPY	JPY 114,145,429	749,294
k. Swedish krona	SEK	SEK 2,791,256	274,136
l. United States dollars	USD	USD 17,865,137	11,429,015
Payments activity indicator (sum of items 6.a through 6.l)			39,556,478
Section 7: Assets under custody
a. Assets under custody indicator			51,287
Section 8: Underwritten transactions in Debt and Equity Markets
a. Equity underwriting activity			124
b. Debt underwriting activity			96,119
Underwriting activity indicator (sum of items 8.a and 8.b)			96,243

Complexity indicators
Section 9: Notional amount of over-the-counter (OTC) Derivatives
a. OTC derivatives cleared through a central counterparty	22,598,790
b. OTC derivatives settled bilaterally	15,581,226
OTC derivatives indicator (sum of items 9.a and 9.b)	38,180,016
Section 10: Trading and available-for-sale securities
a. Held-for-trading securities (HFT)	73,774
b. Available-for-sale securities (AFS)	61,104
c. Trading and AFS securities that meet the definition of Level 1 assets	83,380
d. Trading and AFS securities that meet the definition of Level 2 assets, with haircuts	19,764
Trading and AFS securities indicator (sum of items 10.a and 10.b, minus the sum of 10.c and 10.d)	31,734
Section 11: Level 3 Assets
a. Level 3 assets indicator	6,761
Cross-Jurisdictional Activity Indicators
Section 12: Cross-Jurisdictional Claims
a. Foreign claims on an ultimate risk basis (excluding derivatives activity)	384,301
Cross-jurisdictional claims indicator (item 12.a)	384,301
Section 13: Cross-Jurisdictional Liabilities
a. Foreign liabilities (excluding derivatives and local liabilities in local currency)	181,892
(1) Any foreign liabilities to related offices included in item 13.a.	28,756
b. Local liabilities in local currency (excluding derivatives activity)	135,870
Cross-jurisdictional liabilities indicator (sum of items 13.a and 13.b, minus 13.a.(1))	289,006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 August 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary